3/11

8-46502

BB 3/6



03013774

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-B-034615-M~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OAKWOOD SECURITIES, INC.
CYNTHIEA FULLER, PRESIDENT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4015 MEDINA ROAD, SUITE 150
(No. and Street)

MEDINA	OHIO	44256
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CYNTHIEA FULLER 330-722-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

484 SOUTH MILLER ROAD	FAIRLAWN	OHIO	44333
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 05 2003
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CYNTHIEA M. FULLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OAKWOOD SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthiea Fuller
Signature

President
Title

Andrea K Stiner
Notary Public

ANDREA K. STINER
Notary Public, State of Ohio
My Commission Expires 07/15/07
(Recorded in Cuyahoga County)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKWOOD SECURITIES, INC.
Financial Statements
Year Ended December 31, 2002

OAKWOOD SECURITIES, INC.
Financial Statements
December 31, 2002

INDEX

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
OAKWOOD SECURITIES, INC.
MEDINA, OHIO

We have audited the accompanying Balance Sheet of Oakwood Securities, Inc., (an S Corporation), as of December 31, 2002 and the related Statements of Income and Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakwood Securities, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules is presented only for supplementary analysis purposes. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 12, 2003

OAKWOOD SECURITIES, INC.
Balance Sheet
December 31, 2002

ASSETS

Current Assets		
Cash	$	10,568
Accounts Receivable - Trade		4,837
Prepaid Expense		113
Total Current Assets		15,518
Office Equipment		36,541
Less: Accumulated Depreciation		33,667
Net Office Equipment		2,874
Other Assets		
Investment - NASDAQ		1,000
TOTAL ASSETS	$	19,392

STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common Stock - No Par Value - 500 Shares Authorized, Issued and Outstanding	$	500
Additional Paid in Capital		7,500
Retained Earnings		11,392
TOTAL STOCKHOLDERS' EQUITY	$	19,392

The Accompanying Notes Are An Integral Part of These Statements

OAKWOOD SECURITIES, INC.
Statement of Income and Retained Earnings
Year Ended December 31, 2002

Revenues:	
Commissions	$ 293,856
Less: Commissions Expense	42,808
Net Revenues	251,048
Operating Expenses	239,290
Income From Operations	11,758
Other Income:	
Interest	98
NET INCOME	11,856
Dividends Paid	(52,000)
Retained Earnings - Beginning of Year	51,536
Retained Earnings - End of Year	$ 11,392

The Accompanying Notes Are An Integral Part of These Statements

OAKWOOD SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net Income	$ 11,856
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation	2,581
(Increase) Decrease in:	
Accounts Receivable - Trade	2,637
Prepaid Expenses	19,098
Investments	100
Increase (Decrease) in:	
Commissions Payable	(5,313)
Net Cash Provided by Operating Activities	30,959
Cash Flows from Financing Activities:	
Dividends Paid	(52,000)
Net Cash (Used) by Financing Activities	(52,000)
Net (Decrease) in Cash	(21,041)
Cash at Beginning of Year	31,609
Cash at End of Year	$ 10,568

The Accompanying Notes Are An Integral Part of These Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Oakwood Securities, Inc. was incorporated under the laws of the State of Ohio on April 20, 1993. The Company is a broker engaged exclusively in the buying and selling of mutual fund shares. The Company's main office is located in Medina, Ohio and concentrates its business activities in Northeast Ohio.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of a S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – ACCOUNTS RECEIVABLE TRADE

Accounts Receivable are listed at net realizable value and are considered by by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C - OFFICE EQUIPMENT

Assets are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts.

Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to assets are capitalized. Depreciation is calculated on the straight-line method over the useful life of the asset. Depreciation for the year ended December 31, 2002 amounted to $2,581.

NOTE D – INVESTMENT – NASDAQ

The stock investment held by the Company in the NASDAQ Stock Market, Inc. is stated at estimated fair value and consists of an investment through a private placement. The resulting difference between cost and market or fair value is included in income.

NOTE E - RELATED PARTY TRANSACTIONS

The Company shares space and certain common expenses with two other related corporations under common ownership. A related company, Oakwood Financial Group, Inc., was established to pay all the common expenses of the related companies consisting of payroll, advertising, rent, cleaning, telephone, etc. Oakwood Securities, Inc. along with the other related companies pay their allocated share of common expenses as a management fee. This management fee is calculated monthly as a fixed percentage of gross income less direct expenses. For the year ended December 31, 2002, Oakwood Securities, Inc. incurred $227,320 in management fees and had $113 in prepaid management fees at December 31, 2002.

SUPPLEMENTARY INFORMATION

OAKWOOD SECURITIES, INC.
Schedule of Operating Expenses
Year Ended December 31, 2002

Management Fees	$ 227,320
Registration Fees	1,687
Insurance	467
Legal and Accounting	4,539
Corporate Taxes	124
Donations	1,330
Depreciation	2,581
Office	1,242
TOTAL OPERATING EXPENSES	$ 239,290

OAKWOOD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Beginning Balance	$ 500	$ 7,500	$ 51,536	$ 59,536
Add: Current Year Net Income	-	-	11,856	11,856
Less: Dividends Paid	-	-	(52,000)	(52,000)
Ending Balance	$ 500	$ 7,500	$ 11,392	$ 19,392

OAKWOOD SECURITIES, INC.
Computation of Net Capital
December 31, 2002

NET CAPITAL COMPUTATION

Total Stockholders' Equity from December 31, 2002 Financial Statements	$	19,392
Less: Nonallowable Assets		
Accounts Receivable - Mutual Fund Dealer Concessions		4,837
Net Office Equipment		2,874
Prepaid Expense		113
Net Capital Before Haircuts on Securities Positions		11,568
Haircuts on Securities Positions		
Money Market Funds (2%)		161
Investment - NASDAQ		1,000
NET CAPITAL		10,407
Less: Minimum Dollar Net Capital Requirement		5,000
EXCESS NET CAPITAL	$	5,407
EXCESS NET CAPITAL AT 1000%	$	10,407

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Oakwood Securities, Inc.
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

Oakwood Securities, Inc. neither receives funds from customers nor do they act as a clearing agent on behalf of their customers; therefore, they are not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 12, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Oakwood Securities, Inc.
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

Gentlemen:

Oakwood Securities, Inc. neither receives or takes possession of customer funds or securities nor do they perform any custodial duties for customer securities. Accordingly, they are not subject to the requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 12, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Oakwood Securities, Inc.
Material Differences in Computation of Net Capital

Gentlemen:

Our audit of Oakwood Securities, Inc., for the year ended December 31, 2002, did not disclose any material differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A Focus Report:

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 12, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

BOARD OF DIRECTORS
OAKWOOD SECURITIES, INC.
MEDINA, OHIO

We have examined the financial statements of Oakwood Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 12, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Board of Directors
Oakwood Securities, Inc.
Page 2

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Oakwood Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 12, 2003